Business Plan

7/30/2019

Big Chief Brewing
193 Easton Road
Horsham, PA, 19044
(609) 367-3833
BigChiefBrewing.com
Mark@BigChiefBrewing.com

Confidentiality Agreement

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This is a business plan. It does not imply an offering of securities.

Table of Contents

Confidentiality Agreement   **2**

Executive Summary   **4**

Company Description   **5**

Products & Services   **6**

Marketing Plan   **6**

Operational Plan   **9**

Management & Organization   **11**

Startup Expenses & Capitalization   **11**

Financial Plan   **11**

Executive Summary

Our Mission
Big Chief Brewing LLC offers a diverse lineup of high quality and exotic craft beer for the beer enthusiast in a warm and unique Native American setting. Our team will ensure that the needs of even the most diehard beer geek will be met, while at the same time also educating the novice beer drinkers to the wonderful world of craft beer brewing.

The Company and Management
Big Chief Brewing LLC will be located in Horsham Pa. We will be the first and only brewery in that township. The company is owned by Mark Dashner. Mark is a Native American and member of the Chippewa Tribe, whose father was raised on the Bad River Reservation. Mark has extensive experience in brewing a vast variety of styles of beer and has been focusing on rare sour and wild ale techniques for the past few years.

Our Services
Our clients are the beer drinkers that are tired of the cheap mass marketed bland brews. Big Chief Brewing will offer these customers a vast array of exciting and flavorful beer styles. Having 8 brews always on tap, four flag ship beers, 2 seasonal beers, and 2 rotating exotic and hard to find sour and wild ales.

The Market
Across America the craft brewing business has seen an explosion of growth over the last five years. Horsham and the surrounding towns have both affluent and hardworking residents that desire a warm and inviting environment in which to sit back and relax with a pint of incredible quality beer. Our market research has shown that there is still plenty of room in this ever growing industry.

Our Competitive Advantages
   · While there are five other breweries in surrounding towns in a ten mile radius, most of these are industrial inside and do not offer the homey and family friendly décor and atmosphere we will provide.

   · Big Chief Brewing will provide the highly sought after sours and barrel aged wild ales, other breweries, save one, do not offer.

   · The Native American theme and culture will make us stand out from the others. Inside and out from the Totem Pole on the corner to the cobble stone exterior, from the rustic interior motif to the multitude of authentic Native American art work collected and produced by the owner and his family over decades of time. We at Big Chief Brewing feel that this difference will make us stand out above other neighboring breweries and will greatly enhance the word of mouth networking that is pivotal in the craft beer world.

Financial Projections
Based on the size of our market and our defined market area, our sales projections for the first year are $250,000. We project a growth rate of 10% per year for the first three years.

The salary for the owner will be $40,000. On startup we will have 3 trained staff to service to our customers, and plan to hire more as our clientele base grows and operational days expand.

Start-up Financing Requirements
We are seeking an operating line of $90,000 to finance our first-year growth. Sole owner has invested $50,000 to meet working capital requirements.

Company Description

1. **Company mission statement**
   Big Chief Brewing is a Nano Brewery making small batch craft ales from the best malts and hops to ensure the highest quality and an outstanding multitude of rotating styles with Native American themed names and culture.

2. **Company philosophy and vision**
   a. Innovation and culture are the key at Big Chief Brewing. Having a diverse array of brews on tap to match the rustic Native American theme will be our main philosophy.
   b. Our Vision is to start small and have vast selection of Ales, Lagers, Sours and Wild beers. Thereby establishing a name for quality and distinctiveness in the craft beer community. From there expanding to a larger brewing system where we will be able to add a bottling and canning line to distribute to bars and liquor stores, along with still serving beer on tap in-house.

3. **Company goals**
   After establishing a name in the local taproom market, distribution to liquor stores and supermarkets will be our next goal. This will include building a stand-alone Brew house onsite where a 15 BBL system will be employed for the four to five flagship beers, while still producing sour and wild ales with the 2 BBL set up that we started with. In this way we will be able to cater to the mass market appeal and still have offering for the fringe beer gurus as well.

4. **Target market**
   Initial target customers will be local craft beer drinkers, beer geeks and beer aficionados and the commuters who travel by this extensively travelled road (49,000 car a day).

5. **Industry**
   Big Chief Brewing will be the first and only brewery in Horsham Pa. We will compete with surrounding breweries in other townships by offering a wider selection of brews, a cleaner and a more esthetically pleasing environment. Personal research by visiting other microbreweries have found that most are all concrete and have an industrial feel to their interior, focusing solely on the beer. Whereas Big Chief Brewing will have both amazing beers and a warm welcoming environment to consume those delectable beverages.

6. **Legal structure**
   Big Chief Brewing is an LLC owned and operated by Mark Dashner sole proprietor.

Products & Services

1. **Your company's products and/or services:**
   Big Chief Brewing will sell a vast variety of pints of beer served fresh on tap. It will be produced on-site and supplies will be generally provided by local malt manufactures and local yeast labs.
2. **The problem the product or service solves**:
   The proliferation of cheap, tasteless watered down beer has the local beer connoisseur left with few choices to go to enjoy a high quality exotic brew. Our brewing will solve this problem by offering a large choice of many different styles of beer including hard to find barrel aged

stouts, sours and wild ales. And moreover a unique culture behind the brews with a Native American interior to match.

3. **How you will price your product or service**:
   Our Flagship brews will be priced at five dollars a pint in line with the medium range of other micro brewers in the business. Our higher end beer will also be priced at five dollars but will be in smaller size glasses, 12, 10 and 8 ounces as pertains to their cost of supply ratio.

Marketing Plan

1. **Market research**
   Overall U.S. beer volume sales were down 1% in 2018, whereas craft brewer sales continued to grow at a rate of 4% by volume, reaching 13.2% of the U.S. beer market by volume. Craft production grew the most for microbreweries. The Micro and Nano brewery market continues to grow each year.

2. **Barriers to entry**
   Startup cost is one of the main barriers of opening up a brewery. We will be combating this by trying to finance the initial brew house equipment through a financing company. This will leave extra capital on hand to decorate and house the brewery with rustic tables and chairs for the downstairs. The upstairs will be a gaming room on one side and a living room setup for video gaming and sports watching events on the other side.

3. **Product/service features and benefits**
   The starting line of beers will be:
   - Old Pale Face – An easy drinking pale ale with a nice hop aroma without the strong bittering.
   - Pocahontas Porter – A vanilla porter with a hint of coffee.
   - Geronimo's Gold – A Belgium inspired golden tripel ale.
   - Dances With Hops – A singled hopped IPA that will change the hop with each batch.
   - Sitting Bull Saison – A light but spicy farmhouse ale.
   - Dream Catcher – A refreshing wheat ale.
   - Golden Brett – An exotic multi-strain Brettanomyces.
   - Can You Hear Me Sour – A kettle sour that has tart and fruity bite.

4. **Target customer**
   Target customers will be the casual beer drinkers looking for more out of their drinking experience other that the cheap fizzy mass marketed beers as well as the true beer geeks looking for cutting edge sour and wild ale funky drinking experience.

   For consumers:
   -
   - Ages 21-80
   - Male and Female
   - Locals and tourist

5. **Key competitors**

There are only five breweries within a 10 mile radius of our location.
- Naked Eye in Hatboro.
- Tannery Run and Forest & Main in Ambler.
- Naked Brewing and Moss Mill in Huntington Valley.

Of these five only one currently has a sour ale, none have a wild ale, and only one has a tap list on their website.

Our brewery will by far have the more diversified list of beers to choose from, the most unique culture and what we feel will also be the most original theme and ambiance inside and out.

6. Positioning/Niche

The main difference with Big Chief Brewing will be a warm and welcoming environment to sit back and enjoy a high quality ale among friends and likeminded drinkers while soaking in the unique culture of the Native American philosophy of nature first. In addition we will provide exotic sours and wild ales that are rarely found in the local brewery landscape.

7. How you will market your product

Marketing and advertising will consist of:
- A strong online presence. We will be using the Big Chief Brewing website blog, Facebook, Twitter and Instagram to constantly update returning customers and new clientele of upcoming events, specials and most importantly what is on tap and what new beers are next in rotation. Moreover company monies will be spent to advertise through sports radio and local newspapers and other local publications.
- Another major avenue for reaching the interested beer geek community will be through Joe Sixpack, a local reporter for Philly Magazine who also has written a number of books about beer drinking and is hailed as being "Not just your average beer drinker. He's America's best-known beer writer." I have already developed a rapport with him through the years at many different events he has hosted. His writing and reviews of our establishment will reach thousands of prospective clients.
- We will have an email marketing campaign designed to keep the local returning customer personally informed about all events, specials and an updated tap list as well as upcoming brews.
- Future endeavors will be to have Mobile Marketing which consist of an app that will tell the user of all events and specials and keep them informed of what is currently on tap, how long certain seasonal beer will be available and which brews will be rolling out next.
- Word of Mouth might be one of the best form of marketing in the craft brew industry. Making quality brews as well as hard-sought sours and wild ales is what we at Big Chief Brewing expect will be one of the strongest venues for bringing in new clients.
- Networking will also be another avenue for marketing. This will be achieved by showing a presence at as many beer festivals and farmers markets as possible. By serving samples and selling brews off-site we intend to reach an even broader client base than just the casual passer-by and local beer drinker.
- Print marketing materials (brochures, flyers, business cards)

We are currently working with a graphic artist firm that specializes in corporate logos. They are in the finishing stages now of an idea we came up with. It is a profile of a Native American donning a headdress, but instead of feathers, the headdress will be made up of barley stalks and hop cones. This logo will be displayed on a lighted sign that will be attached to the building. The property is on a corner lot on a hill. We will have a totem pole erected on the corner so that it will be the first thing people see from the bottom of the hill and as they drive up, and then will see the aforementioned signage with the company logo attached to the building letting them know that the establishment is a brewery.

8. **Promotional budget**

- Startup marketing will consist of Signage, and print advertising.
- As for an ongoing basis, marketing will consist of continued print as well as radio ads to reach our targeted client base.
- Monies have also been allocated in a three year Performa to include occasional Billboard advertising

9. **Pricing**

As mentioned earlier in Products & Services our pricing per pint is on average with the industry norm. Our high end and specialty beers will combat the extra cost of production by serving in smaller amounts, thereby keeping profit margins at a respectable ratio.

10. **Location or proposed location**

The location we have already locked down is 193 Easton Road. We believe this is a prime location as it is a high volume traffic area (49,000 cars pass by a day). It is also on two acres of land so there is an extreme amount of space for expanding as the client base and business flourishes over the first few years.

11. **Distribution channels**

For the first couple of years most of our product will be consumed on-site as this is a brewery taproom and bar. However kegs will be distributed to local craft beer bars that specialize in serving many different beers from various breweries. This will help to bring in new customers that have found a few of our flagship beers out at local bars and taverns.

Operational Plan

1. **Production**

All craft beers will be brewed on-site using a double batch process on SS Brewtech's 1BBL brew house. The cost of supplies used on a single brew day will cost $350. The end result will be four 15 gallon kegs.

12. **Quality control**

I have worked diligently over the last four years perfecting my recipes for my five flagship beers. Each of these specific styles have been brewed by me over 6-7 times each. The more exotic wild ales and kettle sours I have brewed at least 4 times each, making small changes such as trying different fruits and other adjuncts.

13. **Location**

a. The property at 193 Easton Road is a beautiful cobblestone and brick turn of the century three story building consisting of 2952 square feet of floor space.

b. This Building is zone for commercial use only.
c. Zoning restrictions consist of non-residential so no living quarters are allowed. In Horsham township, outside patio consumption is only permitted by petitioning the City Counsel.
d. The front door will be access for all customers. Whereas employees will have the option of coming through the front or rear doors.
e. Per month cost are as follows:

Rent $3,240, maintenance, $95 utilities, and insurance $250. Initial buildout is minimal as I am currently working with the landlord as he is renovating the property. He is paying for the vast majority of the renovations.

14. Legal environment

f. State and federal licenses including the TTB are currently being processed.
g. Trademark for the Big Chief Brewing logo will be obtained after the logo is completed.
h. The average cost of Insurance for a microbrewery is about $1000, I have allocated $3000 in my three year Performa.
i. There will be a TTB beer bond of $1000.

15. Personnel

j. Mark Dashner, owner and operator will be employed as the Head Brewer. We will also be employing one part time Bartender and one part time Brewer's Assistant.
k. The bartender will be working Friday through Sunday serving beers on tap behind the bar. The brewer's assistant will work on brew days Monday and Tuesday to help with equipment sanitation, brewing and kegging.
l. Head Brewer will receive $20 per hour. The Brewer's assistant will earn $15 per hour and the Bartender receive $5 per hour plus tips. The Head Brewer will also help with bartending duties during operating hours.
m. I already have three different people vying for the Assistant position, and plan to use a close family friend for the bartending position.
n. All prospective assistants are already well versed in the brewing industry. My training will solely consist of teaching them my recipes. The bartending training will consist of showing how to pour the proper pint, working the automated glass washer and switching out kegs in the walk-in cooler.

16. Inventory

- Bulk 55lb sacks of 2-row malt will be kept on site for base malt. Specialty malts will be ordered prior to brew day. 32 Kegs will be on hand at all times to ensure seven to eight varieties of beer will be on tap at all times. Our barrel aged program will consist of eight to twelve wooden barrels to accommodate four to six different high end specialty brews.
- Stainless Steel and wooden kegs will be the majority of Inventory cost on hand. $3000 in steel kegs and $1000 in wooden barrels. A supply of glasses for consumption will be $750. 16 sacks of 2-row malt will $610.
- 2-row malt will be replaced every two weeks. The only other rate of turnover is for lost or broken glasses and malfunction kegs, this will be a very low number and the price of turnover is negligible.
- Lead time for ordering inventory is only a couple of days, yeast for brewing is overnight, and will mostly be pick up in person on brewing day.

17. Suppliers

- MoreBeer.com – 2-row and specialty grains

- BeverageFactory.com – Sanke kegs
- East Coast Yeast – House yeast and wild yeast strains
- Train Wreck Distillery – Wooden barrels

Management & Organization

1. **Biographies**
   Mark Dashner the owner and Head Brewer has been home brewing for over 10 years and worked on and off in the micro brewing community for 3 years. He was a Brewer's Assistant at Nale House Brewing from 2015-2018.

2. **Advisors**
   List the members of your professional/advisory support team, including:
   a. Attorney – Dan Christopherson
   b. Accountant – Carrie Lomardo
   c. Insurance agent – Barr's Insurance
   d. Consultants – Eric Lieder
   e. Banker – Kate Hannah
   f. Mentor – SCORE

Startup Expenses & Capitalization

1. **Start-Up Expenses**
   The three year Performa has a detailed listing of all startup expenses. These include brewing equipment, walk-in cooler, furniture and decor, rent deposits, insurance, utilities, inventory and supplies.

2. **Opening Day Balance Sheet**
   The balance sheet is also part of the Starting point sheet on the three year Performa.Financial Plan

1. **12-month profit & loss projection**
   Please reference the three year Performa Excel Spreadsheet.

2. **Optional: 3-year profit & loss projection**
   Please reference the three year Performa Excel Spreadsheet.